SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aerosonic Corporation

(Name of Issuer)

Common Stock, $0.40 par value

(Title of Class of Securities)

008015307

(CUSIP Number)

Daniel H. Abramowitz
Hillson Financial Management, Inc.
110 North Washington Street, Suite 401
Rockville, MD 20850
(301) 340-0003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008015307	SCHEDULE 13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	146,928
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	146,928
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,928
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.06%*
14		TYPE OF REPORTING PERSON PN

 * Based on 3,623,143 shares of common stock outstanding

CUSIP No. 008015307	SCHEDULE 13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Financial Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	146,928
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	146,928
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,928
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.06%*
14		TYPE OF REPORTING PERSON CO

 * Based on 3,623,143 shares of common stock outstanding

CUSIP No. 008015307	SCHEDULE 13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hillson Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	146,928
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	146,928
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,928
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.06%*
14		TYPE OF REPORTING PERSON OO

 * Based on 3,623,143 shares of common stock outstanding

CUSIP No. 008015307	SCHEDULE 13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel H. Abramowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	146,928
	9	SOLE DISPOSITIVE POWER	9,250
	10	SHARED DISPOSITIVE POWER	146,928
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,178
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.31%*
14		TYPE OF REPORTING PERSON IN

 * Based on 3,623,143 shares of common stock outstanding

CUSIP No. 008015307	SCHEDULE 13D

This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Hillson Partners LP, d/b/a Hillson Partners Limited Partnership (“Hillson”), a Delaware limited partnership, Hillson Financial Management, Inc. (“HFM”), a Maryland corporation, Hillson Investments LLC (“Investments”), a Maryland limited liability company, and Daniel H. Abramowitz (“Abramowitz”) on March 23, 2006 (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information for updating as of the date hereof:

As of the date hereof, Hillson, HFM and Investments may each be deemed to be the beneficial owner of 146,928 shares of Common Stock, or approximately 4.06% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, such shares (all of which shares are held directly by Hillson).

As of the date hereof, Abramowitz may be deemed to be the beneficial owner of 156,178 shares of Common Stock, or approximately 4.31% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of 146,928 of such shares, and to have sole power to dispose or direct the disposition of 9,250 of such shares. This number consists of 146,928 shares held directly by Hillson and 9,250 shares held directly by a trust (the “Trust”) with respect to which Abramowitz has sole power to dispose or direct the disposition of securities owned by it.

Except as described in the preceding two paragraphs, the filing of this statement by HFM, Investments and Abramowitz shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock described in this statement.

All of the percentages calculated in this statement are based upon an aggregate of 3,623,143 shares of Common Stock outstanding as of December 15, 2008, as set forth in the Form 10-Q filed by the Issuer with respect to the quarterly period ended October 31, 2008.

Schedule A annexed hereto lists all transactions in the Issuer’s securities in the last 60 days.  Except for the transactions described on Schedule A, which information is incorporated herein by reference, there have been no other transactions in the securities of the Issuer by the Reporting Persons in the last 60 days.

Each of Hilson, HFM, Investments and Abramowitz ceased to be the beneficial owner of more than 5% of the Common Stock outstanding on December 26, 2008.

CUSIP No. 008015307	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2009
HILLSON PARTNERS LP

By: Hillson Financial Management, Inc.
Its: General Partner

By: /s/ Daniel H. Abramowitz
Name: Daniel H. Abramowitz
Title: President

HILLSON FINANCIAL MANAGEMENT, INC.

By: /s/ Daniel H. Abramowitz
Name: Daniel H. Abramowitz Title: President

HILLSON INVESTMENTS LLC

By: /s/ Daniel H. Abramowitz
Name: Daniel H. Abramowitz Title: Member

/s/ Daniel H. Abramowitz
DANIEL H. ABRAMOWITZ

SCHEDULE A

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person within the last 60 days.  All transactions were effectuated in the open market through a broker.

Sale of Shares effected by Hillson

Date	Number of Shares Sold	Price Per Share($)	Aggregate Price($)(1)
12/1/2008	150	0.62	93
12/1/2008	300	0.613	184
12/1/2008	7,650	0.618	4,729
12/2/2008	12,500	0.589	7,366
12/3/2008	5,000	0.504	2,520
12/5/2008	652	0.488	318
12/9/2008	10,000	0.485	4,847
12/10/2008	7,500	0.488	3,660
12/12/2008	2,100	0.707	1,848
12/16/2008	1,300	0.511	664
12/17/2008	4,000	0.485	1,940
12/18/2008	4,200	0.491	2,061
12/26/2008	17,100	0.519	8,877
12/26/2008	14,000	0.604	8,462
12/30/2008	29,000	0.627	18,183

(1) Includes commissions and other execution-related costs.